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                                                                       Exhibit 4

      This AGREEMENT (the "Agreement") is entered into as of the Commencement Date by and between Ultrastar Internet Services, LLC ("Ultrastar"), a New Jersey limited liability company, and Village World.com, Inc. ("Village"), a New York corporation.

      WHEREAS, Village is a provider of certain Internet and other related Services as defined in Attachment B (as hereinafter defined);

      WHEREAS, Ultrastar desires to engage Village to establish and offer the Services, as described in Attachment B, to Subscribers associated with Ultrastar.

      NOW, THEREFORE, in consideration of the mutual covenants set forth herein, and for other good and valuable consideration, receipt of which is hereby acknowledged, the parties agree as follows:


1. DEFINITIONS.

      Except as otherwise defined herein, capitalized terms shall be defined as provided in Attachment A hereto.

2. MARKETING RESPONSIBILITIES

      Village grants Ultrastar a non-exclusive, non-transferable right to market the Service described in Attachment B. During the term of this Agreement, Ultrastar shall exercise reasonable efforts to market and promote the Services.

3. SERVICEMARKS.

      On each of Ultrastar's client's websites that Village is providing the Services, Ultrastar shall use best efforts to cause the phrase "In affiliation with Village" to be displayed in the appropriate credits portion of such client's website. In addition, Ultrastar shall identify Village as a strategic partner on its website.


4. ULTRASTAR SERVICE AND TRADEMARK.

   4.1 Grant of License. Subject to the limitations set forth herein, Ultrastar grants to Village a non-exclusive, royalty-free license to use the Trademarks and Service Marks (collectively the "Marks") of Ultrastar as necessary in order to identify, consummate transactions with and provide the Services to Subscribers concerning Services, including placement of Trademarks on marketing materials and/or on


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the Branded Portal Page, if applicable. Village acknowledges that Ultrastar owns the goodwill associated with its Marks. Village further agrees that, except to the extent specifically provided for herein, it shall not have any right to use, nor acquire by its use or otherwise any right, title, or interest in or to the Trademarks. All use of the Trademarks by Village pursuant to this agreement shall inure to the benefit of Ultrastar and Village shall acquire no rights in the Trademarks by virtue of such use. Village shall not use the Trademarks in conjunction with any other name, term or mark so as to form a combination mark. Village will indemnify and hold harmless Ultrastar against any liability or damages arising from alleged wrongful acts or omissions of Village while using Ultrastar's name and/or Trademarks in marketing, promoting and consummating lease transactions or any violation of Village's obligations under this Agreement.


      4.2 Approval. Ultrastar shall have the right to approve all marketing and promotional material (including press releases) and/or websites using Ultrastar's Trademarks, which materials shall be submitted to Ultrastar at least fourteen (14) days prior to actual usage and shall not be disseminated without Ultrastar's approval.

5. EXPENSES AND TAXES.

      All expenses, costs, fees and taxes incurred by Ultrastar in the performance of its duties and the exercise of its rights hereunder shall be the sole responsibility of Ultrastar. Village will not incur any expenses on behalf of Ultrastar unless such expenses are approved in advance by Ultrastar. Should Subscription Fees become subject to any federal, state and/or local tax in the future, Village shall have the obligation to collect such taxes and shall have the right to pass the cost of such taxes to the Subscriber by raising the Subscription Fee, in an amount not to exceed such taxes plus the reasonable actual costs to Village of administering such tax.

6. INDEPENDENT CONTRACTOR.

      Except as otherwise provided in this Agreement, neither party shall act or have the power to act for the other party in any respects whatsoever. The relationship between Village and Ultrastar shall be and shall be deemed to be that of independent contractors. No agency, partnership, joint venture, or employment is created as a result of this Agreement. Neither party is authorized to bind the other in any respect whatsoever.


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7. ULTRASTAR'S REVENUE AND BILLING

      7.1 Billing Responsibility. In the event that Ultrastar receives any amounts from Subscribers to which Village is entitled hereunder, Ultrastar shall remit such amounts to Village within thirty (30) days of receipt of such amounts. Ultrastar has no responsibility to pay any Subscriber's fees not paid by Subscribers.

      7.2 Subscription Fee. Ultrastar shall set the Subscription Fee for Subscribers pursuant to Attachment A. Village shall not have the right to change the Subscription Fee unless directed to do so by Ultrastar.

      7.3 Ultrastar Revenue. Subject to the terms and conditions contained in this Agreement, Village shall, within thirty (30) days after the end of Village's monthly billing cycle, forward to Ultrastar, Ultrastar's Net Revenue Share for that billing cycle as defined in Attachment A. Payment of Ultrastar's Net Revenue Share will be accompanied by the following information: Subscriber's first and last name, phone number, e-mail account, Subscriber's product and Ultrastar's Net Revenue Share.

      7.4 Survival of Ultrastar Net Revenue Share. To the extent Subscribers desire to retain Village's Services, Ultrastar shall be entitled to receive, on an ongoing basis, Ultrastar's Net Revenue Share for all Subscribers obtained during the term of this Agreement unless and until the occurrence of one of the following events: (a) Ultrastar violates Section 9.1(iii), below; OR (b) the Agreement is terminated because Ultrastar ceases to do business in the normal course, becomes or is declared insolvent or bankrupt, is the subject of any proceeding relating to its liquidation or insolvency which is not dismissed within ninety (90) calendar days, or makes an assignment for the benefit of its creditors. Ultrastar shall have the right to audit the books and records of Village for the sole purpose of determining if the Ultrastar's Net Revenue Share is being properly paid. The cost of any such audit shall be at the Ultrastar's expense unless such audit should disclose that any such payments were underpaid by five percent or more, in which event such cost shall be borne by Village.

      7.5 Eligible Subscription Fees. Notwithstanding any other provision of this Agreement, Village is only obligated to pay Ultrastar's Net Revenue Share on collected Subscription Fees. Any Subscription fees that are refunded or otherwise returned to Subscribers shall no longer be considered collected and Village shall have the right to retroactively reduce Ultrastar's Net Revenue Share, after such refunds have been awarded, to reflect such refunds.

8. VILLAGE RESPONSIBILITIES

      8.1 Services. Village shall provide the Services to the Subscribers and the Members as called for herein for each of the Ultrastar's clients within 15 business days of receiving final clearance from Ultrastar to provide services for such client. Ultrastar is paying Village the Net Revenue


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Share for all of the Services. If Ultrastar notifies Village that it should discontinue providing a particular Service (or all of the Services) (which is its right), (i) Village will do so in cooperation with Ultrastar and the new vendor, if any, performing such service and will continue to cooperate with any such new vendor and Ultrastar to maintain state of the art websites and communities and (ii) the parties will negotiate in good faith an appropriate reduction in the Net Revenue Share.

      8.2 Access and Ownership of Data. During the term of this Agreement Village shall make available to Ultrastar all information Village has access to or has collected with respect to the Subscribers ("Subscriber Information"). Ultrastar owns the subscriber information, but grants to Village the license to use the Subscriber Information during the term to perform its obligations hereunder and Village shall use such information for no other purpose without the prior written consent of Ultrastar. Upon Ultrastar's request, Village shall provide Ultrastar with credit card information of Subscribers. Such credit card information shall not be disclosed by either party and shall only be used by the party responsible for billing services for the limited purposes of billing services requested by the Subscribers pursuant to this Agreement. The parties shall indemnify, and hold the other party harmless, including reasonable legal fees, against any third-party claims arising out of or relating to any breach of the disclosure and use provisions of this paragraph.

      8.3 Subscriber Agreements. Services will be provided to Subscribers in accordance with a Subscriber Agreement. Subscribers' rights to use the Services, including the related software, shall be as evidenced by such agreements.

      8.4 Liability Limitation. Neither Village nor Ultrastar shall be liable to each other or Subscribers for the inability or failure of Village to provide Services to any Subscriber or for the discontinuation or modification of any or all Services due to the actions of any unaffiliated third-party. Village shall include language in the Subscriber agreement limiting Ultrastar's liability to Subscribers for any failure to provide the Services.

      8.5 Acceptance of Subscribers. Ultrastar acknowledges and agrees that approval or acceptance of any potential Subscriber shall be in the reasonable discretion of Village. Village shall have no liability to Ultrastar for, nor shall Ultrastar's obligations hereunder be affected in any way by, Village' disapproval or rejection, of any Subscriber or Subscribers, Village's failure to complete any Subscriber transaction by reason of such disapproval or rejection, or Village's decision to terminate the provision of Services to any Subscriber.

      8.6 Village billing of Ultrastar's Subscribers. Village shall bill and collect the Subscription Fees from Ultrastar's Subscribers on behalf of Ultrastar. Village shall, within thirty (30) days after the end of Village's monthly billing cycle, remit to Ultrastar, the Ultrastar Net Revenue Share for that billing cycle. For the avoidance of doubt, as between Ultrastar and Village, the Subscribers are "owned" by Ultrastar and Village is billing on behalf of Ultrastar and is


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offsetting its fee from such billings for the Services (i.e., all of the payments made by Subscribers for the Services are Ultrastar's gross revenue).

      8.7 Non-Solicitation Village agrees not to solicit Ultrastar's Subscribers for any product or service without first obtaining the express written consent of Ultrastar. In addition, Village shall not solicit athletes, sports teams, sports leagues, musical entertainers (individuals or bands)(collectively, "Sports/Entertainment Properties") to perform any of the services Ultrastar delivers to its clients. The immediately preceding sentence shall not apply to Sports/Entertainment Properties with whom Village on the date hereof is involved in substantive negotiations. Nor shall such provision apply during any three month period, after the six month anniversary hereof, in which (i) the aggregate of Village's Net Revenue Share is less than $50,000 and (ii) Village is making less than 80% of the Net Revenue Share it received during the prior 3 month period as a result of Ultrastar preventing Village from providing certain Services which they had previously provided pursuant hereto.

      8.8 Hosting. During the sixty days immediately after the date hereof Village will host Ultrastar's client's websites on its servers. After such initial period the parties will negotiate a more permanent Hosting strategy. The hosting shall be preformed at a cost of $500.00 Per month Flat Bandwidth fee and $50.00 per month per server for the first sixty days. And $500.00 per month per megabyte of bandwidth and $1000.00 per month per rack for the period thereafter.

9. REPRESENTATIONS AND WARRANTIES.

      9.1 Subscriber Contact. During the term of this Agreement, Village shall not directly contact any Subscriber that is utilizing the Services for the purpose of: a) inducing them to switch to a relationship with Village in an attempt to bypass payment of commissions to Ultrastar, b) inducing them to terminate the use of the Services for any reason, c) disparaging the reputation of Ultrastar, or d) interfering with Ultrastar's relationship with the Subscribers.

      9.2 Actions Against Ultrastar and Village. Each of the parties hereto will hold the other party hereto harmless from and against any and all liability, loss, costs, damages or expenses (including reasonable attorney fees) in connection with or arising from the actions or omissions of such party in connection with such party's obligations under this Agreement.

      9.3 Quality of Service. Village represents and warrants that it will provide Ultrastar with the quality of service that Village is provided by its network providers. Village further represents that Mega Pop and Level 3 are currently the primary dial-up network providers, and are contractually obligated to be Village's network providers for the term of this Agreement and Ultrastar's clients through this relationship shall have full access to Mega Pop and Level 3's United States network. Village further represents that Covad, Inc. is currently the primary DSL provider, and is contractually obligated to be Village's DSL provider for the term of this


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Agreement and Ultrastar's clients through this relationship shall have full access to Covad, Inc.'s United States network. Village is responsible for the quality performance of all services required by Ultrastar.

10. CONFIDENTIALITY.

      10.1 Proprietary Information. Each of the parties hereto will be exposed to and will have access to the other party's trade secrets and other confidential and proprietary information (hereinafter collectively referred to as, "Proprietary Information"). Such Proprietary Information includes: (i) any and all versions of proprietary computer software (including source code and object code) and documentation; (ii) technical information concerning each party's services, including diagrams, flow charts, drawings, test results, know-how and processes; (iii) information concerning each party's business, including the operations or internal structure of each other, cost information, profits, sales information, accounting and unpublished financial information, business plans, markets and marketing methods, customer lists and customer information, potential customer lists and information, purchasing techniques and advertising strategies, and any method or procedure relating or pertaining to services or products developed by the other party hereto or contemplated by the other party hereto to be developed; (iv) any past, present or future research or marketing information of the other party respecting the business or operations of the other party hereto or customers or potential customers; (v) information concerning the other party's personnel; (vi) information submitted by customers or the other party's vendors, employees or consultants; and (vii) any other information not generally known to the public which, if used or disclosed, could reasonably be expected to adversely affect the other party's business, including the terms of this Agreement. Without limiting anything contained herein, Village shall also comply with the provisions detailed in Village's System Security and Customer Confidentiality Statement attached hereto as Attachment C.


      10.2 Non-Disclosure. Each party hereto shall keep the other party's Proprietary Information, whether or not prepared or developed by such party, in the strictest confidence. Each party hereto will not use or disclose such information to any person without the other party's written consent.

      10.3 Injunction. In the event of a breach or threatened breach by one of the party's to this Agreement of the provisions of this Section, the other party shall be entitled to apply for an injunction restraining such party from disclosing, in whole or in part, said Proprietary Information. Nothing herein shall be construed as prohibiting either party from pursuing any other remedies available to such party for any such breach or threatened breach.


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11. LIMITATION OF LIABILITY.

      Neither party shall have any liability to the other party or to Subscribers for failing to provide the Services except for such liability as may directly result from such party's gross negligence or willful misconduct. Any representation or warranty from either party to the other party or to a Subscriber shall be expressed only in a written agreement. EACH OF THE PARTIES HERETO MAKES NO OTHER WARRANTIES OF ANY NATURE, EXPRESS OR IMPLIED, AND SPECIFICALLY DISCLAIMS THE IMPLIED WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE. EACH PARTY AGREES TO RELEASE AND HOLD HARMLESS THE OTHER PARTY FOR ANY OBLIGATION OR LIABILITY FOR THE LOSS OF USE, LOSS OF TIME, INCONVENIENCE, COMMERCIAL LOSS OR ANY OTHER INDIRECT, CONSEQUENTIAL, SPECIAL OR INCIDENTAL DAMAGES AS A RESULT OF THE SERVICES OR THE USE OR SALE THEREOF. Each party hereto agrees to indemnify and hold the other party harmless from and against all loss, cost and expense incurred by such other party directly or indirectly resulting from the extension by such party, its employees or agents, of representations or warranties to Subscribers not authorized by such other party or the alteration or modification (or attempted alteration or modification) of any representation or warranty actually offered in writing by such other party.

12. EVENTS OF DEFAULT AND REMEDIES.

      12.1 Events of Default. The following events, if occurring during the term of this Agreement, shall constitute Events of Default hereunder: (i) the failure by either party to perform or observe, in any material respect, any covenant, obligation, or agreement to be performed or observed by it under this Agreement unless the breach of such covenant, obligation or agreement has been cured (if curable) within thirty (30) days after written notice thereof from the other party; (ii) any representation or warranty made by Ultrastar or Village to Ultrastar or Village in this Agreement or in any document furnished or to be furnished by the party in connection herewith shall prove incorrect in any material respect; (iii) Ultrastar's material violation of any written Village policy or procedure previously provided to Ultrastar unless the breach of such covenant, obligation or agreement has been cured (if curable) within thirty (30) days after written notice thereof from the other party; (iv) Village's material violation of any written Ultrastar policy or procedure previously provided to Village unless the breach of such covenant, obligation or agreement has been cured (if curable) within thirty (30) days after written notice thereof from the other party or (v) any attempt by Ultrastar or Village to assign or otherwise transfer any of its respective rights or responsibilities, other than in accordance with the terms of this Agreement, without the other party's express written consent.

      12.2 Remedies. Upon the occurrence of an Event of Default, the non-defaulting party shall, in addition to all other remedies it may have under this Agreement and except as otherwise limited within this Agreement, be entitled to exercise all of the remedies afforded under applicable law with respect to a material breach of a contract. Nothing in this Section shall be


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deemed to limit the non-defaulting party to an action for damages or specific performance with respect to any such Event of Default; no exercise of any right or remedy by the non-defaulting party shall limit or restrict that party's right to exercise any other right or remedy available at law or hereunder.

13. TERM AND TERMINATION.

      13.1 Term. This Agreement shall be effective as of the date executed by Village, below, and shall continue in full force and effect for a term of one
(1) year and shall automatically renew for consecutive one (1) year periods unless either party provides notice of cancellation at least ninety (90) days prior to the end of any applicable term, unless terminated earlier pursuant to the terms of this Agreement.

      13.2 Immediate Termination. This contract shall be immediately terminable by either party upon the occurrence of any of the following events: (i) the insolvency, bankruptcy, receivership or dissolution of Village or Ultrastar; or
(ii) Village has a general failure and is unable to provide the Services for more than five (5) consecutive days.

      13.3 Ultrastar Termination. Ultrastar shall have the right to terminate this Agreement at any time by providing Village with thirty (30) days prior written notice of such intent.

      13.4 Events of Default. Upon the occurrence of an Event of Default, this Agreement may be terminated by the non-defaulting party upon thirty (30) days written notice to the defaulting party; provided the defaulting party has not cured such default prior to the expiration of such thirty day period.

14. EFFECT OF TERMINATION.

      14.1 Use of Marks. Upon termination of this Agreement: (i) Ultrastar shall cease each and every use of any Village Trademark, regardless of whether or not Village shall have given Ultrastar prior written approval for such use and all unused promotional and marketing materials, reflecting the Trademarks and prepared by or on behalf of Ultrastar in connection with this Agreement shall be destroyed or returned to Village and shall no longer be used by Ultrastar; and
(ii) Village shall cease each and every use of any Trademark of Ultrastar and its clients, except any such use that is necessary to continue providing the Services to existing Subscribers such as the use of a domain and the use of Ultrastar's logo in a Branded Portal Page if applicable

      14.2 Ongoing Right to Revenue. Village shall pay to Ultrastar Ultrastar's Net Revenue Share for so long as Subscribers obtained during the term of this Agreement continue to pay Subscription Fees pursuant to the terms of Section 7, above.


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15. MISCELLANEOUS.

      15.1 Survival. The provisions of Sections 8.1, 8.7, 9.1, 9.2, 10, 12, 14 and 15 shall survive the termination, non-renewal or expiration of this Agreement.

      15.2 Force Majeure. In the event that either party is hindered, delayed, or prevented by Act of God, flood, hurricane or fire, performance of this Agreement, the obligations of the party shall be suspended and proportionately abated during the continuance of such condition, and the party so affected shall not be liable in damages or otherwise for its failure to perform, unless such condition continues for more than thirty days whereupon the other party hereto may terminate this Agreement.

      15.3 Notice. Any notice required by this Agreement shall be effective and deemed delivered three (3) business days after posting with the United States Postal Service when mailed by certified mail, return receipt requested, properly addressed and with the correct postage, one (1) business day after pick-up by the courier service when sent by overnight courier, properly addressed and prepaid or one (1) business day after the date of the sender's electronic confirmation of receipt when sent by facsimile transmission or electronic mail.

      15.4 Severability. In the event that any of the terms of this Agreement are or become illegal or unenforceable, such terms shall be null and void and shall be deemed deleted from this Agreement, and all the remaining terms of this Agreement shall remain in full force and effect.

      15.6 Applicable Law. This Agreement shall be construed and interpreted in accordance with the laws of the State of New York, as such laws apply to contracts made therein and to be fully performed therein by residents thereof. Each of the parties hereto submits to the jurisdiction of federal and state courts sitting in New York City, and irrevocably agrees that all actions or proceedings relating to this agreement may be litigated in such courts, and each party hereto waives to the fullest extend permitted by law, any objection which it may have based on improper venue or forum non conveniens to the conduct of any proceeding in any such court.

      15.7 Binding Agreement. This Agreement is for the benefit of the parties hereto and shall be binding upon and inure to the benefit of their successors, permitted assigns and surviving entities of any merger, sale, consolidation or reorganization.

      15.8 Counterparts. This Agreement may be executed in multiple counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.


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      15.9 Non-compete; assistance. Village will not compete with Ultrastar in the entertainment field (including, without limitation sports teams, sports leagues and individual athletes and music bands, groups or individual artists) and shall refer any inquiries in this area to Ultrastar.

      15.10 Assignment. Neither party shall, directly or indirectly, assign in whole or in part, any of its rights or obligations hereunder without the prior written consent of the other party to such assignment, which consent shall not be unreasonably withheld. Notwithstanding the foregoing, Ultrastar has the right to Reclaim any or all of the Services (other than raw dial-up) pursuant to
Section 8.1 without the consent of Village.

      15.11 Commencement Date. The Commencement Date of this Agreement shall be the date this Agreement is executed by Village.

      15.12 Press Releases. Neither party shall issue any press release with respect to this Agreement or the subject matter hereof or any of Ultrastar's clients without the consent of the other party. In the event a press release is required by law (including securities laws), the obligated party shall be permitted to comply with such law, provided, however, that the other party is afforded ample opportunity to review and comment on such press release.

      15.13 Waiver of Breach. The waiver by either party of a default or breach or the failure by either party to claim a default or breach of any provision of this Agreement by the other party shall not be or be held to be a waiver of any subsequent default or breach of the same provision or of any other provision of this Agreement.

      15.14 Amendment. This Agreement cannot be amended or supplemented except by another agreement in writing executed by the parties hereto. The parties hereto acknowledge that the Internet is a constantly evolving environment and will therefore negotiate with the other party in good faith with respect to any suggested amendments to this Agreement.

      16. Non-Poaching.

During the Term, and for a period of 12 months after termination neither party shall hire the other party's employees without the consent of the other party.

      17. ENTIRE AGREEMENT.

This Agreement constitutes the entire agreement between the parties hereto concerning the matters covered herein and supersedes all prior agreements and/or understandings, between the parties, whether written or oral, concerning the matters addressed herein; and there are no understandings, agreements, representations or warrants, express or implied, which are not specified in writing and signed by the parties hereto.


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IN WITNESS WHEREOF, the parties hereto have executed this Agreement by there duly authorized officers as of the date executed below.

VillageWorld.com, Inc.                    Ultrastar Internet Services, LLC


----------------------                    ----------------------------
   Peter Keenan,                          Thomas Bubeck
   President                              VP, Business Affairs

Date:                                     Date:
     ------------                              ----------


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                                  ATTACHMENT A

                                   DEFINITIONS

Ultrastar.        Ultrastar Internet Services, LLC, a New Jersey limited
                  liability company.

Ultrastar's
Net Revenue
Share Means the aggregate of (i) with respect to Subscribers receiving the Services (including dial-up/DSL), the aggregate of all Subscription Fees received by Village, on behalf of Ultrastar, with respect to such Subscribers, less $9.20 per month for dial-up subscribers, or less $43.95 per month for 128k ADSL (subscribers or $69.95 per month for 384k ADSL subscribers, for each such paying Subscriber fee paid (which is the compensation paid to Village for the Services rendered hereunder) and (ii) with respect to Members receiving the Services (excluding dial-up and DSL), the aggregate of all Subscription Fees received by Village, on behalf of Ultrastar, with respect to such Members, less $1.00 per month for each such paying Member (which is the compensation paid to Village for the Services rendered hereunder).

Representative.   Peter J. Keenan or such other person specifically designated by Village.

Net Revenue Share: Village will offer a wholesale price of $9.20 per dial-up Subscriber per month (for unlimited Internet access per month), $43.95 for 128K ADSL subscribers per month, and $69.95 for 384k ADSL subscribers per month, and $1.00 per Member per month.

Fulfillment:      Village will be responsible for the production, duplication and packaging of all CD's at Ultrastar's expense. At
                  Ultrastar's option, Ultrastar may produce, duplicate and
                  package the CD's on its own behalf and furnish them to the
                  Village call center. Village will provide fulfillment services using a dedicated private branded 800 number inbound call
                  center. Village will ship CD's at Ultrastar's expense of $.12 per CD plus postage to potential Ultrastar subscribers within
                  5-7 days of request.

Hosting: Hosting is defined as all of Ultrastar's hosting needs, of any kind and nature, including, without limitation, audio and video streaming and multimedia and shall be performed in accordance with Attachment D.


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Member:           Any user (which may include entities in addition to natural persons) of the Services (other than dial-up) who is obligated to pay the member Subscription Fees and for whom Village has been informed of Subscriber's relationship to Ultrastar, by name or Identification Number.

Member's page:    Village will bill Members a set fee for access into the
                  Member's pages. Village will retain $1.00 per Member per month for all of the Services on Attachment B.

Services.         Internet access services and other related services, products and software provided or made available to a Subscriber by or on behalf of Village as fully described in Attachment A and B, hereto, as amended from time to time pursuant to Section 14 of this Agreement.

Subscriber.       Any user of the Services who is obligated to pay the
                  Subscription Fees and for whom Village has been informed of
                  Subscriber's relationship to Ultrastar, by name or
                  Identification Number. Unless the context otherwise provides, the phrase "Subscriber" shall include "Members".

Subscriber
 Agreement.       Agreement between Village and a Subscriber, in
                  substantially the form attached hereto as Attachment _, which may be amended from time to time as mutually agreed to by the parties hereto.

Subscription Fee. The periodic fee determined by Ultrastar, in its sole discretion, that each Subscriber is required, pursuant to the terms hereof, to pay each month, and which may be billed monthly, quarterly or semi-annually, for the Services, payable by via automatic charge to an appropriate credit card, electronic check debit, or prepayment unless otherwise agreed to. Ultrastar will provide Village 30-day prior written notification relating to any change which necessitates changes in either of the Subscription Fees.


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                                  ATTACHMENT B

                        VILLAGE PRODUCT AND SERVICES LIST
    TO BE PROVIDED TO SUBSCRIBERS AND MEMBERS, OTHER THAN DIAL-UP WHICH IS
                         PROVIDED TO SUBSCRIBERS ONLY

SUBSCRIBER/MEMBER SERVICES

o 56 kb V.90 network with more than 900 US Points of Presence, which Village currently believes covers in excess of 90% of the U.S. population
      30% of the Canadian population. If Village's coverage falls below 90% of the U.S. population, Village shall use best efforts to achieve coverage in excess of 90%. Canadian dial-up access is also priced to end users for $14.95 and Ultrastar will have the right to increase its offering as Village expands its ability to provide dial-up.
o 128k ADSL and 384k ADSL as currently available through Covad, Inc. and as it expands. Both services require a $99.00 installation fee, but currently a $99.00 rebate exists from Covad which will be passed on to Subscribers.
      Village will also provide DSL modems to Subscribers at a cost of $99.
o     5 email addresses per subscriber
o     5 MB of unread email storage space
o     10 MB of personal Web space
o     IE 5.0 and higher for Windows 95, 98, NT 4.0 win 2000
o     IE 4.5 and higher for Macintosh 8.0 and higher
o     Microsoft Outlook Express email client
o     User guide and installation guide.
o     Online Registration
o     Web based registration and installation without browser download
o     Authentication and Billing and customer support for each.
o     Network based Proxy filtering
o     Customer support to cover all Services including, without limitation:

      1. It Village's intention to offer the best customer service in the industry.

      2. Customer service is provided via toll-free phone number, web site, and Email.

      3. Customer service shall be available 7 days, 24 hours a day within 20 days.

      4. Response times, including a reporting/tracking system to confirm such performance:

            a.    On average, 90% of all calls answered within 300 seconds

            b.    All Email problems solved within 24 hours

            c. On average, less than 10% of calls will go to voice mail during business hours

            d.    Call back goal for calls in voice mail is within 1 hour

            e. Call back goal for email requests is within 4 hours or next day if called in late


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            f.    All calls will be logged

      5.    Resolution times:

            a.    Average wait time on hold not to exceed 3 minutes

            b. Average call length for technical support generally should not exceed 15 minutes Goal of 75% of service requests resolved on the first call

      6. Village shall support all of Ultrastar's community tools (currently provided by Web Crossing and WeTalk Network, Inc), provided Ultrastar shall, at its sole cost and expense, provide a person to train Village's customer support staff on the use of such community tools.

o Fully private branded service via 800 number customer portal page and fulfillment.

o At Ultrastar's option, Village will provide to Ultrastar web-based bulletin boards, web-based and I.R.C., e-mail, chat groups, news groups, instant-messaging and other community tools developed by Village or made available by Village to its other clients of a first rate quality
      Additional Charges May apply.

o     Unlimited Blanket e-mails to Subscribers

o     A reasonable number of dial-up comp accounts per Affinity.

o Unlimited complimentary accounts/passwords to the Member Pages. Such accounts/passwords may be limited to a 30 day usage period.

o     Start-up kit for Subscribers, includes:

      o An installation CD featuring a simple, user friendly, and self-installing process.

      o     Numerous add-on programs, including: Internet Explorer, Netscape
            Navigator, etc.

      o     MAC and PC Compatible

      o     Additional space for content provided by Ultrastar.

      o     Order submission Options


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                                  Attachment C
                                     Village
                  System Security and Customer Confidentiality Statement

Village recognizes that the Internet represents a powerful resource and tool.
Village also recognizes that the power of the Internet presents security and confidentiality issues which must be addressed.

o     All Internet domain names are to be properly registered.

o Network based Proxy Filtering or other filter is provided to End Users to ensure Internet content deemed in appropriate for their domain can be blocked.
o Spamming, the practice of sending unsolicited e-mail to end users, will not be supported. Domain owners who want to e-mail the end users within their Internet community must take the necessary steps to ensure those end users who do not wish to receive unsolicited e-mail are given the opportunity to indicate that choice and honor it.
o Village, or its contracted suppliers, will NOT sell the end user list of any domain. Domain owners who want to sell the names, addresses or e-mail addresses of the end users within their Internet community must take the necessary steps to ensure those end users who do not wish to be on any sold list are given the opportunity to indicate that choice and honor it.
o Village, or its contracted suppliers, will NOT place advertising on any domain's front page or any page whatsoever without the express written permission of the domain owner. Village, or its contracted suppliers, will NOT solicit the domain's end users for any product or service without the express written permission of the domain owner and Ultrastar.
o Village, and its contracted suppliers, will make every effort to maintain the appropriate level of security and confidentiality required to maintain the integrity of each domain, including e-mail, and Internet community it establishes.
o Village, or its contracted suppliers, may contact a domain's end user(s) to resolve administrative or billing issues such as, but not limited to:
      eligible application information, billing credit card issues, network access clarification, e-mail naming conflicts, etc.


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                                  Attachment D

                                     HOSTING

I.    System Availability
      All servers and their corresponding services are to have 99.9% availability at all times other than scheduled outages.

      Scheduled Outages
      Maintenance outages, if necessary, will be conducted every Monday between the hours of 2AM and 4AM Eastern Time. Maintenance outages will include, but are not limited to, the installation of upgrades, service packs, and routine server or application configuration changes.
      Other maintenance outages may be necessary from time to time. Customers will be notified as least one week in advance of these outages, and temporary workarounds will be put in place if at all possible.

      Unscheduled Outages

      While every effort is made to ensure minimal downtime, problems sometimes do occur. If an emergency outage is required for any reason, Village will attempt to notify Ultrastar with estimated downtime and repair status.

II.   Response Time
      Depending upon severity level, the following are the maximum response times for network, server or service problems.

      Severity Levels

      1.    Severity Level 1 - 15 Minute Response Time
            Any interruption to the following services is sufficient justification for escalation to severity level one.

            o     DNS

            o     Network Connectivity

            o     Radius Authentication

            o     Mail Server

            o     Web Server

            o     800 Dialup Numbers


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      Severity Level 1 problems will be resolved as quickly as possible and take precedence over all other problems.

      2.    Severity Level 2 - 4 Hour Response Time
            Any inability for the client's Web Page to not be accessible by the World Wide Web community qualifies for escalation to severity level two
            Severity Level 2 problems will be resolved as quickly as possible.
            If a Severity Level 2 problem is unresolved after 8 hours, it will be automatically escalated to Severity 1.

      3.    Severity Level 3 - 24 Hour Response Time
            Any request for routine modifications, upgrades, or additions to existing servers or services will be treated as severity level three.

            Severity Level 3 issues will be addressed by Account Management, and time to resolution or implementation will be determined and agreed upon by Ultrastar and Village.

   Escalation Procedures

      Upon confirmation and assessment of the severity level of an incident the customer will contact Village technical support at the following number:
      877/ WORLD58.

      Upon contacting Village Customer Support, the customer, or their representative, will immediately be given a Problem ticket number as well as verbal confirmation of the severity level of the incident.

The customer will be contacted for confirmation of problem resolution immediately prior to the closing of any open ticket regardless of the severity level. Only the customer can authorize the closing of an open ticket.

In addition, Ultrastar shall be able to contact the following person in the event of any problem:
Peter Keenan Phone #:  516-779-7797
Jeff Meltzer Phone #:  516-315-2978


III. Server Configuration

Fault Tolerance

      Village will insure that all reasonable steps are taken to insure that failure of one system or server will not result in cascade malfunctions affecting other services. For example, Village will see to it that mail services are not hosted on the same machine as web


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      services thus insuring that at least partial functionality is maintained in the event of catastrophic server malfunction.

Redundant Systems

      Village will ensure that critical systems are configured and maintained in a manner that insures uninterrupted operation. Any failure resulting in loss of redundancy will immediately generate a problem ticket of severity level 2. Complete failure of any redundant system will be cause for immediate escalation to severity level 1. Redundant Systems include:

      1. DNS - Both primary and secondary DNS servers will be maintained at all times.

      2. Connectivity - Village will ensure that routed traffic destined for or originating from customer servers will be immediately and automatically rerouted around any failed network component.


      Web Server Performance

      Village will ensure that all Village-owned servers maintain certain performance levels. Depending upon the severity of the problem, if any of these performance levels are exceeded for a period of over 1 hour, a problem ticket will be generated, and the customer notified either verbally or via e-mail. If it is determined that Village-owned servers exceed performance levels due to excessively high usage on one customer web-site, that customer may be asked to work with account management to resolve the issues.

            1. Disk Utilization - 70% or less.

            2. Average CPU Utilization - 50% or less.

            3. Average Memory Utilization - 70% or less.

Hardware Maintenance

      Village Equipment Maintenance - Village will ensure that common replacement parts including hot swappable drives and network cards are available or obtainable in a sufficiently timely manner to insure that all turnaround commitments described in Section II are met.

VI.   Data Management

Backup Procedures


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      Full backups of all mission critical data related to Village equipment, will be performed on a daily basis without interruption to any customer services. These backups will include, but are not limited to, the following data:

      o     Router Configurations
      o     Radius Data
      o     User Home Directories
      o     Web Sites
      o     Email

      Tapes will be rotated every two weeks. A full backup from the 2nd Monday of each month will be stored offsite by the end of the 2nd Thursday of each month. Offsite tapes will be stored for two months.

Restoration Procedure

      Data will be restored in accordance with the procedures and severity levels discussed in Section II.

Backup Integrity Checks

      Backups will periodically be tested to insure that restoration and coverage is functioning in accordance with the items listed above.


VII. Network Management

      Bandwidth

      Village will insure that bandwidth utilization is routinely monitored to insure compliance with the following statistics:

      1.    LAN Utilization

            Average network utilization for all internal network segments related to customer servers and services will remain under 30%.

      2.    WAN Utilization

            Backbone connectivity will be maintained in a manner that insures a committed information rate of not less than 3.072 Mbits/sec and saturation levels under 70%. Village will continuously monitor all WAN links to insure


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            prompt customer notification of any network outage and immediate escalation to severity level 1.

VIII. Reporting and Capacity Planning

      Village maintains various reports to ensure adequate provisioning of network connectivity, server load and configuration, server performance, website statistics and problem ticket tracking. These may be available to customers on an as-needed basis.

      Periodically, Village will review customer server and bandwidth utilization, and make recommendations based upon these reports. Village will advise the customer if a capacity-planning meeting is necessary. The customer may also request a capacity-planning meeting based upon their assessment of future growth.



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